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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                            ENRON OIL & GAS COMPANY
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  293562 10 4
                                (CUSIP Number)



  Check the following box if a fee is being paid with this statement:  / /.



                                  Page 1 of  4
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CUSIP No. 293562 10 4                                     Page 2 of 4 Pages
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1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person:
                 ENRON CORP.
                 47-0255140
________________________________________________________________________________
2)       Check the appropriate box if a member of a Group:
                 (a) / /

                 (b) / /

         N/A
________________________________________________________________________________
3)       SEC Use Only

________________________________________________________________________________
4)       Citizenship or place of organization:                      Delaware
________________________________________________________________________________
Number of Shares          (5)     Sole Voting Power:                96,950,000
Beneficially Owned        (6)     Shared Voting Power:              None
by Each Reporting         (7)     Sole Dispositive Power:           96,950,000
Person with               (8)     Shared Dispositive Power:         None
________________________________________________________________________________
9)       Aggregate Amount Beneficially Owned by
         Each Reporting Person:                                     96,950,000
________________________________________________________________________________
10)      Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares:                                   N/A
________________________________________________________________________________
11)      Percent of Class Represented by Amount in Row 9            60.7%
________________________________________________________________________________
12)      Type of Reporting Person                                   CO
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CUSIP No. 293562 10 4                                        Page 3 of 4 Pages
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)

ITEM 1.
         (a).    Name of Issuer:
                 Enron Oil & Gas Company

         (b).    Address of Issuer's Principal Executive Offices:
                 1400 Smith Street
                 Houston, Texas 77002

ITEM 2.
         (a).    Name of Person Filing:
                 Enron Corp.

         (b).    Address of Principal Business Office or, if None, Residence:
                 1400 Smith Street
                 Houston, Texas 77002

         (c).    Place of Organization:
                 Delaware

         (d).    Title of Class of Securities:
                 Common Stock, without par value

         (e).    CUSIP Number:
                 293562 10 4

ITEM 3.          This statement is filed pursuant to Rule 13d-1(c).

                 Enron Corp. beneficially owns 60.7% of the outstanding shares of Common Stock of Enron Oil & Gas Company. On December 13, 1995, Enron Corp. sold 31,050,000 shares of Common Stock of Enron Oil & Gas Company in an offering pursuant to Registration Statement No. 33-64055. Prior to such offering, Enron Corp. owned approximately 80% of the Common Stock of Enron Oil & Gas Company.

ITEM 4.          Ownership:

                 (a)      Amount Beneficially Owned:  96,950,000
                 (b)      Percent of Class:   60.7%
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CUSIP No. 293562 10 4                                        Page 4 of 4 Pages
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
                 (c)      Number of shares as to which such person has:
                          (i)      sole power to vote or to direct the vote:  96,950,000
                          (ii)     shared power to vote or to direct the vote:  None
                          (iii)    sole power to dispose or to direct the disposition of:  96,950,000
                          (iv)     shared power to dispose or to direct the disposition of:  None

ITEM 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.
            Not applicable.

ITEM 9.     Notice of Dissolution of Group.
            Not applicable.

ITEM 10.    Certification.
            Not applicable (statement is filed pursuant to Rule 13d-1(c)).

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 9, 1996


                                            ENRON CORP.

                                            By: /s/ KURT S. HUNEKE
                                                -----------------------
                                                Name:  Kurt S. Huneke
                                                Title: Vice President,
                                                       Finance and Treasurer